UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
April 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

CALL NOTICE FOR
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited, as provided in Article 124 of Law nº 6.404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Ordinary and Extraordinary General Meetings to be jointly held on April 28, 2011, at 03:00PM, in the Company’s headquarters building, located at Alameda Santos, n° 1357/8º floor, Sala Mogno, City of São Paulo, State of São Paulo, to deliberate the following agenda

1. In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2010;

(b) Resolve on the proposal of the management regarding the allocation of the net profit earned during the fiscal year ended December 31, 2010 and the distribution of dividends, including the amount of the mandatory dividend not distributed related to the fiscal year ended December 31, 2009;

(c) Resolve on the proposed capital budget for 2011;

(d) Elect the members of the Board of Directors of the Company;

(e) Elect the members of the Fiscal Council of the Company;

(f) Set the aggregate annual remuneration to the management of the Company and remuneration of the members of the Fiscal Council, the latter in accordance with the limit established in Article 162, paragraph 3 of the Brazilian Corporation Law.

2. In the Extraordinary General Meeting:

(a) Amend (i) the lead paragraph of Article 5 of the Company’s Bylaws to rectify the amount of the capital stock and (ii) the name of the Finance Committee, as established on item XX of Article 17 of the Company’s Bylaws, to Financial Committee.

(b) Approve the consolidation of the Company's Bylaws.

General Information:

1. The minimum percentage required for the adoption of a multiple voting process for the election of the Board of Directors is 5% (five percent) of the common shares, according to Normative Ruling n. 165, issued by the Brazilian Securities and Exchange Commission on December 11, 1991, with later alterations. According to Article 141, paragraph 1 of the Brazilian Corporation Law, the shareholders shall have the right to request the adoption of the multiple voting process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

2. Holder of common nominal shares with no par value issued by the Company, their legal representatives or attorneys-in-fact may participate in the presently summoned meetings, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law no. 6.404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

- Individual Shareholders: Personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 25, 2011;

- Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 25, 2011;

- Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 25, 2011.

2.1. Up to 3 (three) business days before the date set for the General Meetings presently summoned, in accordance with article 28, § 4, of the Bylaws, the Shareholder that will be represented by an attorney-in-fact must deposit at the headquarters of the Company the respective power of attorney. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/2° floor, 01419-908, São Paulo - SP.

2.2. If the Shareholder has not deposited the power of attorney in the time established in article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meetings, as long as they present, by that date, the originals of the documents proving their powers.

3. All documents pertaining to the matters to be resolved in the General Meetings in question, including all the documents required by the Normative Ruling n. 481 issued by the Brazilian Securities and Exchange Commission of December 17, 2009, are available to the Shareholders at the Company’s headquarters, on the webpage of the Company’s department of Investor Relations (www.fibria.com.br/ir), on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br), and on the São Paulo Stock Exchange BM&FBOVESPA website (www.bmfbovespa.com.br).

São Paulo, April 13, 2011.

JOSÉ LUCIANO DUARTE PENIDO
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 13, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO